1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date December 2, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE FIFTH

MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

The purpose of this announcement is to disclose the resolutions passed at the fifth meeting of the fifth session of the Board on 2 December 2011.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the Fifth Meeting of the Fifth Session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 28 November 2011 by way of written notices or e-mails. The meeting was held on 2 December 2011 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) through written resolutions. Eleven directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the articles of association of the Company.

The eleven directors of the Company present at the meeting unanimously agreed and passed the following resolutions:

1.	To approve the “Proposal regarding the public offering of corporate bonds and to submit the proposal for consideration and approval at the General Meeting”

(1) The proposed public offering of corporate bonds by Yanzhou Coal Mining Company Limited was approved and each of the proposed resolutions be submitted to the General Meeting for consideration:

1. Issue size: not more than RMB 15 billion.

2. The bond period and interest rate: the bond period shall not be more than 10 years (including 10 years), and shall be for either one fixed period or hybrid of different periods; the interest rate shall not be more than the benchmark interest rate of bank loans at the relevant time. The details of the public offering are to be ascertained according to the market condition at the time of the public offering.

3. Use of proceeds: to supplement the operating capital and adjust the debt structure of the Company.

4. Arrangement to place to existing shareholders: there is no placing arrangement and the corporate bonds will be offered directly to public.

5. Guarantee: Yankuang Group Corporation Limited, as the controlling shareholder of the Company, will provide an irrevocable and joint liability guarantee.

6. Listing arrangement: after completion of the public offering, upon satisfactory fulfilment of listing requirements, the Company will forthwith make an application for listing to the Shanghai Stock Exchange.

7. Methods for Redemption and payment of interest: Interest is to be calculated based on simple interest per annum, not on compound interest. Interest is payable once a year, and the principal shall be paid when due and the last payment shall be paid together with the principal and interest.

8. Warranty for repayment of the bonds: the Company will enforce the following measures when it is expected that the principal and interest or the interest accrued on the bonds cannot be repaid when due: (1) not to distribute its profits to the shareholders; (2) postpone implementation of projects which involve capital expenses for major investment or acquisitions; (3) reduce or suspend the salaries or bonus of the directors and senior management; (4) not to make any transfers for the person primarily responsible.

9. Valid period of the above resolutions: 36 months since the date of approval by the General Meeting.

(2) For submission to the General Meeting that the Board be authorised and approve the Board to further authorise the general managers of the Company to handle all relevant matters in relation to the public offering of corporate bonds in accordance with and within the scope approved by the General Meeting, including:

1. To confirm and implement the details of the public offering.

2. To sign all agreements and documents in relation to the public offering and the subsequent listing.

3. To decide and engage intermediaries, and the bond trustee involved in the public offering and to sign the trust management agreement and to determine the rules relating to meetings of the bond holders.

4. To handle the application and listing matters of the public offering of the corporate bonds of the Company.

5. To adjust the details of the public offering of the corporate bonds where necessary (except matters subject to approval by the General Meeting pursuant to relevant laws, regulations and the articles of association of the Company)

6. To handle all other matters in relation to the public offering of corporate bonds of the Company.

7. The authorization shall be valid from the date of approval at the General Meeting until the date of completion of which the abovementioned matters.

2.	To approve the “Proposal regarding appointment of an additional deputy general manager of the Company”

Pursuant to the nomination by the General Manager of the Company and having been approved by the Nomination Committee and the Independent Directors, it was resolved that Mr. Liu Chun be engaged as a deputy general manager of the Company.

For the biography of Mr Liu Chun, please see attachment.

3.	To approve the “Proposal regarding the establishment of a functional department of the Company”

It was resolved that a Safety Skills Training Centre be established to be responsible for the safety skills training and development of the Company and its subsidiaries.

4.	To approve the “Yanzhou Coal Mining Company Limited Insider Registration and Management System”

Please refer to the details of “Yanzhou Coal Mining Company Limited Insider Registration and Management System” on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the Company’s website (http://www.yanzhoucoal.com.cn)

5.	To approve the “Proposal regarding the terms of reference for the committees of the board of the Company”

1. The “Terms of Reference of the Nomination Committee” and the “Terms of Reference of the Strategic and Development Committee” were approved.

2. The proposed amendments to the “Terms of Reference for the Audit Committee” and the “Terms of Reference of the Remuneration Committee” were approved.

The above terms of references of each of the board committees can be found on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the Company’s website (http://www.yanzhoucoal.com.cn )

6.	To hold the first Extraordinary General Meeting of Yanzhou Coal Mining Company Limited in 2012.

It was decided that the Company would work to arrange the giving of the Extraordinary General Meeting Notice at the appropriate time.

By order of the board of Directors
Yanzhou Coal Mining Company Limited Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

2 December 2011

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

Attachment:

Mr Liu Chun’s biography

Liu Chun, aged 50, is a senior engineer. Mr Liu joined the Company’s predecessor in 1983, and in 2002 took up the position as the Director of Coal Distribution. Mr Liu graduated from Huainan Mining Institute.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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